Exhibit 99.2

2Q25 Earnings Presentation

2 Important Disclosure IN REVIEWING THE INFORMATION CONTAINED IN THIS PRESENTATION, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER . THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT . This presentation is prepared by XP Inc . (the “Company,” “we” or “our”), is solely for informational purposes . This presentation does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities . In addition, this document and any materials distributed in connection with this presentation are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction . This presentation was prepared by the Company . Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this presentation or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information . The information and opinions contained in this presentation are provided as at the date of this presentation, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company . The information in this presentation is in draft form and has not been independently verified . The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this presentation and any errors therein or omissions therefrom . Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any . The information contained in this presentation does not purport to be comprehensive and has not been subject to any independent audit or review . Certain of the financial information as of and for the periods ended December 31 , 2019 , 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements . A significant portion of the information contained in this presentation is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate . The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results . Statements in the presentation, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward - looking statements . These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . These risks and uncertainties include factors relating to : (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business ; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future ; (3) competition in the financial services industry ; (4) our ability to implement our business strategy ; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry ; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers ; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us ; (8) our ability to continue attracting and retaining new appropriately - skilled employees ; (9) our capitalization and level of indebtedness ; (10) the interests of our controlling shareholders ; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere ; (12) our ability to compete and conduct our business in the future ; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes ; (15) changes in labor, distribution and other operating costs ; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; (17) the negative impacts of the COVID - 19 pandemic on global, regional and national economies and the related market volatility and protracted economic downturn ; and (18) other factors that may affect our financial condition, liquidity and results of operations . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and the Company does not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented and we do not intend to update any of these forward - looking statements . Market data and industry information used throughout this presentation are based on management’s knowledge of the industry and the good faith estimates of management . The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third party sources . All of the market data and industry information used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information . The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company . The Company is not acting on your behalf and does not regard you as a customer or a client . It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . For purposes of this presentation : “Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R $ 100 . 00 or that have transacted at least once in the last thirty days . For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account . For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric . “Client Assets” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda . , XP Advisory Gestão Recursos Ltda . and XP Vista Asset Management Ltda . , as well as by third - party asset managers), pension funds (including those from XP Vida e Previdência S . A . , as well as by third - party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others .

Index 2Q25 Financials and Main KPIs 02 Final Remarks 03 01 Key Highlights Q&A 04 Appendix 05

01. Key Highlights

5 2Q25 Highlights Notes: 1 – Managerial BIS Ratio, calculated in accordance with Central Brank methodology Growing profitability consistently 2019 2020 2021 2022 2023 2024 2Q25 LTM 2.11 3.71 6.26 6.25 7.16 8.28 9.10 Diluted EPS R$ R$ 1.9 trillion Client’s assets, AUM and AUA ( + 17 % YoY) Core Investment KPIs 1 8 .2 k Total Advisors ( +0% YoY) 4.7 million Active Clients ( +2% YoY) 24.4 % ROE (+ 223bps YoY) 20.1 % BIS Ratio 1 22.0 % Diluted EPS Growth YoY Balance Sheet and Profitability R$ 4.7 billion Gross Revenue ( +4% YoY) R$ 1.3 billion EBT ( - 5% YoY) R$ 1.3 billion Net Income (+18% YoY) Income Statement +30% CAGR

6 Strategy Tracker Retail Investments Leadership in Core Business Our main goal is to achieve leadership in the investment market, our core business. To do this, we need to maintain and expand our differentials and continue to grow in all customer segments . Retail Cross - Sell Grow with Our Clients’ Needs Starting from our clients’ needs, we will expand our offer to serve their complete financial needs , aiming to break the link of investors with the incumbent banks once and for all. Corporate & SMB Premier Service with Unique Value We want to fully explore the synergy of a Wholesale Bank offer with the investment universe, deepening our relationship with the main economic groups in Brazil.' Quality Financial planning at scale, a new competitive advantage that enhances both the engagement and experience of our investor cli ent s. ] ]

7 173 190 214 219 249 276 1,204 2Q24 1,328 1Q25 1,372 2Q25 1,595 1,766 1,861 +17% Total Client Assets 1 , AUM and AUA R$ Billion Retail Investments Total Client Assets, AUM and AUA in XP already totaling R$1.9 trillion Total Client Assets (in R$ bn) AUM (in R$ bn) AUA (in R$ bn) Total Client Assets - Net New Money 1 R$ Billion 1 - We have now included institutional client assets in the total client assets figure. Accordingly, previously reported numbers have been adjusted to reflect this change for both client assets and net new money metrics. Institutional and corporate client assets are now reported as a combined figure. 24 20 16 9 4 - 6 2Q24 1Q25 2Q25 32 24 10 Retail Corporate & Institutional Retail Net New Money of R$16 billion

8 Retail Strategy – Keeping our Moats Our consistent profitability enables us to continuously invest in our business, strengthening our capacity to serve clients a nd seize future growth opportunities Proven Track Record Continuous Increasing Profitability combined with a Conservative Balance Sheet Structure Investing in Channel Diversification and Expansion to capture future growth Platform Enhancements and Better Alignment to IFAs leading to higher productivity and efficiency gains Improving Client Experience through better commercial practices and more aligned asset allocation Investing and Increasing Efficiency Way to Serve

9 Lower Churn Agnostic Business Model Notes: 1 – Brokerage fees apply to Equity trades and determined Fixed Income trades, if applicable; 2 - Available for clients with minimum R$ 300 k in invested assets. Our capacity to serve clients through different models set us apart from peers A Diversified Approach on Service Models… …Strengthen Client ´ s Perception of Value Advisory Services IFAs and IAs How We Serve Our Clients Models Wealth Services RIAs and Consultants Transaction Fees Brokerage Fees and Spreads on Trades Fee Based 1 Annual Fee According to Client Segmentation 2 Remuneration More Assets Longer Client’s Lifetime Client ´ s Optionality to Choose Between Different Models Foster Future Growth More Share of Wallet

10 Strategy Tracker Retail Investments Leadership in Core Business Our main goal is to achieve leadership in the investment market, our core business. To do this, we need to maintain and expand our differentials and continue to grow in all customer segments . Retail Cross - Sell Grow with Our Clients’ Needs Starting from our clients’ needs, we will expand our offer to serve their complete financial needs , aiming to break the link of investors with the incumbent banks once and for all. Corporate & SMB Premier Service with Unique Value We want to fully explore the synergy of a Wholesale Bank offer with the investment universe, deepening our relationship with the main economic groups in Brazil.' Quality Financial planning at scale, a new competitive advantage that enhances both the engagement and experience of our investor cli ent s. ]

11 Retail Cross - Sell Notes: 1 - Active Credit Cards vs. Total Active Clients, 2 – Company Estimates for Peers and Market Average, 3 – Penetration base d on Active Clients from XP and Rico only, 4 - Excluding Credit Cards, 5 - Includes FX, Digital Account, Global Investments, Consortium and Other Insurance Penetration (2)(3) Cards TPV (in R$bn ) Main KPIs 2Q24 1Q25 2Q25 11.5 12.1 12.4 +8% 2Q25 Peers Avg. 31% 50% 307 348 444 2Q24 1Q25 2Q25 +45% 2Q25 Market Avg. 2% 17% 75 83 86 2Q24 1Q25 2Q25 +15% 2Q25 Market Leader 5% 27% 54 82 82 0 2 4 0 50 100 1.1% 2Q24 1.6% 1Q25 1.6% 2Q25 +51% Other New Products Revenue (5) (in R$mm ) 104 205 256 2Q24 1Q25 2Q25 +146% Life Insurance Gross Written Premium (in R$mm ) Retirement Plans Assets (in R$bn ) Credit – NII (4) (in R$mm ) ▪ FX ▪ Digital Account ▪ Global Investments ▪ Consortium Market Share Penetration (1)(2) Expected Credit Losses NIM < 1 % ECL Revenue Contribution With Cross - Sell Penetration

12 Strategy Tracker Retail Investments Leadership in Core Business Our main goal is to achieve leadership in the investment market, our core business. To do this, we need to maintain and expand our differentials and continue to grow in all customer segments . Retail Cross - Sell Grow with Our Clients’ Needs Starting from our clients’ needs, we will expand our offer to serve their complete financial needs , aiming to break the link of investors with the incumbent banks once and for all. Corporate & SMB Premier Service with Unique Value We want to fully explore the synergy of a Wholesale Bank offer with the investment universe, deepening our relationship with the main economic groups in Brazil. Quality Financial planning at scale, a new competitive advantage that enhances both the engagement and experience of our investor cli ent s. ]

13 1Q25 2Q25 Market Leader 17% 17% 17% Wholesale 2Q24 LTM 2Q25 LTM 3,664 3,619 Institutional, Corporate and Issuer Services Gross Revenue R$ Million 1Q25 2Q25 Market Leader 12% 10% 20% 26 34 34 2Q24 1Q25 2Q25 +30% Investment Banking DCM Volume 1 (in R$bn ) Broker Dealer – Traded Volume 2 (in R$bn ) Market Share Market Share Note 1 - Source: Anbima , Distribuição de RF; 2 – Source B3 for Bovespa volumes. 1 st 3 rd in CRA and FII in DCM Volume Lower DCM Market Volumes Compared to Record High 2Q24 1 st Broker Dealer Corporate Securities (in R$bn ) Maintaining Market share Strategic Warehousing

02. 2Q25 Financials

15 73% 8% 14% 5% 2Q24 76% 8% 12% 5% 1Q25 77% 7% 12% 4% 2Q25 100% 100% 100% Gross Revenue Retail as the Highlight… …+4 p.p YoY out of Total Revenues Gross Revenue Breakdown % Gross Revenue Breakdown R$ Million Retail Institutional Corporate & Issuer Services Other 346 344 343 629 562 547 233 210 202 3,294 2Q24 3,441 1Q25 3,577 2Q25 4,503 4,557 4,669 +4%

16 Making Equities and Fixed Income as the Main Contributors in Retail Retail Revenue Breakdown % Retail Revenue R$ Million 34% 25% 11% 16% 15% 2Q24 28% 29% 9% 16% 17% 1Q25 29% 28% 10% 16% 18% 2Q25 100% 100% 100% Retail Revenue 2Q24 1Q25 2Q25 3,294 3,441 3,577 +9% Equities Fixed Income Funds Platform New Verticals Other Retail Growth YoY Driven by Strong Fixed Income Activity and Slight Improvement in Equities QoQ

17 Corporate & Issuer Services Revenue Corporate & Issuer Services Breakdown R$ Million 245 280 279 384 282 268 2Q24 1Q25 2Q25 629 562 547 - 13% Corporate Issuer Services Corporate Growing YoY And Issuer Services With a Hard Comp Versus 2Q24

18 Efficiency and Compensation Ratios 2 LTM % Sales, General & Administrative Expenses (SG&A)¹ and Ratios Notes: 1 – Calculated as SG&A ex - revenue from incentives from Tesouro Direto , B3, and others divided by Net Revenue. 2 – Calculated as People SG&A (Salary and Taxes, Bonuses and Share Based Compensation) divided by Net Revenue;. 978 970 442 447 548 2Q24 1Q25 1,014 2Q25 1,420 1,417 1,562 +10% People Non - people SG&A¹ R$ Million 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 26.8% 38.3% 24.6% 36.1% 23.0% 34.5% Despite the Slight Increase Non - People Expenses… …Efficiency Ratio Remains at Healthy Levels Compensation Ratio Efficiency Ratio

19 EBT R$ Million Slightly Higher EBT and EBT Margin QoQ Earning Before Taxes (EBT) 0 5 10 15 20 25 30 35 40 45 400 500 600 700 800 900 1,000 1,100 1,200 1,300 1,400 32.8% 2Q24 29.1% 1Q25 29.6% 2Q25 1,384 1,263 1,318 - 5% EBT Margin

20 Net Income +18% Growth YoY with +320bps in Net Margin Adjusted Net Income and Net Margin Adjusted Net Income R$ Million 0 5 10 15 20 25 30 35 40 45 400 500 600 700 800 900 1,000 1,100 1,200 1,300 1,400 26.5% 2Q24 28.4% 1Q25 29.7% 2Q25 1,118 1,236 1,321 +18% Adjusted Net Margin

21 2Q24 1Q25 2Q25 14% 10% 20% 24% 18% 22% 2Q24 1Q25 2Q25 22.1% 27.2% 24.1% 30.2% 24.4% 30.1% Adjusted Annualized ROTE¹ and ROAE² % EPS and Return on Tangible Equity Notes: 1 – Annualized Return on Average Tangible Equity. Tangible Equity excludes Intangibles and Goodwill; 2 – Annualized Retur n on Average Equity; 3 – Net Income Attributable to Owners of Parent Company. 4 – Calculated based on Adjusted Net Income ROTE ROAE Net Income and Adjusted EPS 4 Growth YoY % ROTE of 30.1% , driven by +18% YoY Net Income Growth and Consistent Capital Return Net Income Diluted EPS (R$) Faster EPS Growth Due to Share Buybacks

22 Consistent Capital Distribution to Shareholders Payout Ratio 915 916 2022 3,542 2023 2,000 1,354 2024 1H25 1,815 4,458 3,354 Capital Management Dividends Paid Share Repurchases Dividends Paid and Share Repurchases R$ Million 2022 2023 2024 2025 - 2026E 51% 114% 74% >50% (1)

23 18.7% 0.9% 0.9% 2Q24 17.3% 0.8% 0.8% 1Q25 18.5% 0.8% 0.8% 2Q25 20.5% 19.0% 20.1% VaR 3 of R$28mm, or 13bps of Equity Capital Management Notes: 1 – Managerial BIS Ratio, calculated in accordance with Central Brank methodology, 2 – 2Q25 CET1 reported by selected pee rs, 3 – Average Daily VaR,1 day, 95% BIS Ratio 1 0 50 100 150 0,000 0,005 0,010 0,015 0,020 0,025 0,030 0,035 63% 14% 23% 31% 2Q24 46% 39% 16% 29% 1Q25 49% 35% 16% 27% 2Q25 92 102 101 20.1% BIS Ratio Common Equity Tier 1 Additional Tier 1 Tier 2 Credit RWA Market RWA Operational RWA RWA % of Total Assets VaR 3 (% of Equity) 23 bps 16 bps 13 bps Peer CET1 2 Avg 11.9% Risk - Weighted Assets and VaR R$ Billion

04. Q&A

25 Total Loan Portfolio¹ Note: 1 – Gross of Expected Credit Losses. Total Unsecured Secured R$ billion 25.3 7.0 18.4 Loans 8.3 2.2 6.1 Credit Card 33.7 27.8 6.0 Corporate Securities 67.4 37.0 30.4 Credit Portfolio Main Activities • Investment Banking • Fixed Income Distribution • Corporate Credit

2 Q25 Earnings Presentation Investor Relations ir@xpi.com.br https://investors.xpinc.com/